VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Computation of Net Capital under Rule 15c3-1

December 31, 2016

Total stockholder's equity	$	7,715,580
Less:		
Non-allowable assets:		
Distribution income receivable		83,914
Due from affiliates		905,838
Prepaid expenses and other current assets		988,883
Furniture and equipment		175,304
Total non-allowable assets		2,153,939
Net capital before haircuts on securities		5,561,641
Haircuts on securities		1,121,510
Net capital	$	4,440,131
Aggregate indebtedness:		
Accounts payable and accrued expenses		1,409,763
Due to affiliate		1,381,510
Total aggregate indebtedness	$	2,791,273
Ratio of aggregate indebtedness to net capital		0.629 to 1
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	186,085
Excess of net capital over minimum requirement		4,254,046

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part II filing dated February 24, 2017.

See accompanying report of independent registered public accounting firm.